Filed pursuant to Rule 433
Registration Statement No. 333-224149
September 29, 2020
Relating to
Preliminary Prospectus Supplement dated September 29, 2020 to
Prospectus dated July 9, 2019
DANAHER CORPORATION
$1,000,000,000 2.600% Senior Notes due 2050
Pricing Term Sheet

Issuer:	Danaher Corporation
Aggregate Principal Amount Offered:	$1,000,000,000 of 2.600% Senior Notes Due 2050 (the “Notes”)
Type of Offering:	SEC registered (No. 333-224149)
Trade Date:	September 29, 2020
Settlement Date (T+5):
October 6, 2020
We expect delivery of the Notes will be made against payment therefor on or about October 6, 2020, which is the 5th business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	October 1, 2050
Coupon (Interest Rate):	2.600% per annum
Price to Public (Issue Price):	98.970% of principal amount
Yield to Maturity:	2.650%

Spread to Benchmark Treasury:	123 bps
Benchmark Treasury:	1.250% due May 15, 2050
Benchmark Treasury Price/Yield:	95-29 / 1.420%
Interest Payment Dates:	Semi-annually in arrears on October 1 and April 1 and beginning on April 1, 2021
Optional Redemption:
At any time and from time to time prior to April 1, 2050 (the “par call date”), the Issuer will have the right, at its option, to redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.
On or after the par call date, the Issuer will have the right, at its option, to redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.
“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes (assuming that the Notes matured on the par call date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Issuer obtains fewer than four such Reference Treasury Dealer

Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.
“Quotation Agent” means the Reference Treasury Dealer appointed by the Issuer.
“Reference Treasury Dealer” means (i) BofA Securities, Inc., Barclays Capital Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, and Wells Fargo Securities, LLC (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Issuer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.
“Remaining Scheduled Payments” means the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that the Notes matured on the par call date) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to the Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (or interpolated yield to maturity on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.

Change of Control Triggering Event:
If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Notes in full, it will be required to make an offer to repurchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes to the date of repurchase.

Listing:	None.
CUSIP / ISIN:	235851AV4 / US235851AV47
Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Ratings*:	Baa1 / BBB+ (Moody’s / S&P)
Joint Book-Running Managers:
BofA Securities, Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Standard Chartered Bank

___________ *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, Barclays Capital Inc., toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC, toll-free at 1-877-821-7388, and Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.
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